J Sainsbury plc

10 June 2009

082-00913

Annual financial report announcement for the 52 weeks to 21 March 2009

From 10th June 2009 our Annual Report and Financial Statements will be available on our website at www.j-sainsbury.co.uk/report09. In addition an illustrated review of Sainsbury's during the 2008/09 financial year is also available online at our corporate website or through the direct website address www.j-sainsbury.co.uk/illustratedreview.

Sainsbury's issued its preliminary announcement on 13th May 2009. To view the preliminary announcement, slides of the results presentation, the transcript of the presentation and the webcast: Please visit www.j-sainsbury.co.uk.

In order to comply with the Disclosure and Transparency Rules we have included in this announcement information on principal risks and uncertainties and material related party transactions (as these were not included within the Preliminary Announcement). These items are also included within our Annual Report and Financial Statements 2009.

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 7295

Principal risks and uncertainties

The 'Making Sainsbury's Great Again' ("MSGA") plan continued to progress from recovery to focus on growth during the year. To support the growth plans and to fully consider both opportunities and risks, a new business strategy team has been established, and the risk management process has been enhanced. Risk is an inherent part of doing business. The system of risk management used to identify the principal risks the Group faces, and to develop and closely monitor key controls, is described on pages 31 to 32 of the Annual Report and Financial Statements 2009. The management of the risks is based on a balance of risk and reward determined through careful consideration of both the potential likelihood and impact. The principal risks identified by the Board and the corresponding mitigating controls are set out below in no order of priority.

Business continuity and acts of terrorism
A major incident or act of terrorism could impact on the Group's ability to trade.

In the event of a potentially disruptive incident, detailed plans are in place to maintain business continuity. These plans are regularly updated and tested.

Business strategy
If the Board adopts the wrong business strategy or does not implement its strategies effectively, the business may be negatively impacted. Strategic risk needs to be properly understood and managed to deliver long-term growth for the benefit of all stakeholders.

A clear strategy is in place with five key areas of focus: great product at fair prices, accelerating the growth of complementary non-food ranges, reaching more customers through additional channels, growing supermarket space and active property management. Progress against these areas of focus and any risks to delivery are regularly reviewed by the Board and the overall strategy is reviewed at the annual two day strategy conference. The Operating Board also holds regular sessions to discuss strategy. This activity is supported by a dedicated strategy team. To ensure that the strategy is communicated and understood, the Group engages with a wide range of stakeholders including shareholders, colleagues, customers and suppliers.

Colleague engagement, retention and capability
The Group employs around 150,000 colleagues who are critical to the success of our business. Maintaining good relations with colleagues and investing in their training and development is essential to the efficiency and sustainability of the Group's operations.

The Group's employment policies and remuneration and benefits packages are regularly reviewed and designed to be competitive with other companies, as well as providing colleagues with fulfilling career opportunities. Colleague surveys, performance reviews, communications with trade unions and regular communication of business activities are some of the methods the Group uses to understand and respond to colleagues' needs. Processes are also in place to identify talent and actively manage succession planning throughout the business.

Economic and market risks
The unprecedented economic slowdown and reducing job security is resulting in an increasing demand for value from customers. Challenges to household disposable income, competitor pricing positions and product costs can affect the performance of the Group in terms of both sales and costs.

Focus continues on delivering quality products with universal appeal, at a range of price points ensuring value for all our customers. This is achieved through the continuous review of our key customer metrics, active management of price positions, development of sales propositions and increased promotion and marketing activity. While external cost pressures including oil-related costs and business rates affect our business, the Group continues to work hard to mitigate the impact of these cost pressures on customers and on our overall profitability through the delivery of cost savings.

Environment and sustainability

The key risk facing the Group in this area relates to reducing the environmental impact of the business with a focus on reducing packaging and new ways of reducing waste and energy usage across stores, depots and offices.

A number of initiatives are in place, which are being led by the Environmental Action team and the Corporate Responsibility Steering Group to reduce our environmental impact and to meet our customers' requirements in this area. Further details are included on pages 12 to 15 of the Annual Report and Financial Statements 2009.

Financial strategy and treasury risk
The main financial risks are the availability of short and long-term funding to meet business needs and fluctuations in interest and foreign currency rates, which are heightened by the turbulence in the financial markets and the downturn in the economic environment.

The central treasury function is responsible for managing the Group's liquid resources, funding requirements, and interest rate and currency exposures and the associated risks as set out in note 29 of the Annual Report and Financial Statements 2009. This function has clear policies and operating procedures which are regularly reviewed by internal audit.

Fraud
The Group has a strong control framework in respect of potential fraud or other dishonest behaviour, which is regularly reviewed by internal audit. A set of policies are in place to provide colleagues with clear guidance on behaviour. In addition, there are 'whistle blowing' procedures in place to enable colleagues and suppliers to raise concerns about possible improprieties on a confidential basis. Internal audit undertakes detailed investigations and highlights its findings to the Audit Committee.

Health and safety
Prevention of injury or loss of life for both colleagues and customers is of utmost importance.

Clear policies and procedures are in place, which are aligned to all relevant regulations and industry standards and adherence to them is regularly monitored.

IT systems and infrastructure
The Group is reliant on its IT systems and operational infrastructure in order to trade efficiently. A failure in these systems could have a significant impact on our business.

The Group has extensive controls in place to maintain the integrity and efficiency of its systems including detailed recovery plans in the event of a significant failure. New innovations and upgrades to systems are ongoing to improve both the customer experience and colleague efficiency. Prior to introducing system changes rigorous testing is completed.

Pension risk
The Group operates a number of pension arrangements which includes two defined benefit schemes. These schemes are subject to risks in relation to their liabilities as a result of changes in life expectancy, inflation and future salary increases, and to risks regarding the value of investments and the returns derived from such investments.

An investment strategy is in place which has been developed by the pension trustees, in consultation with the Company, to mitigate the volatility of liabilities and to diversify investment risk.

Product safety
The quality and safety of our products is of the highest importance and any failure in standards would significantly affect the confidence of our customers.

There are stringent controls in place to ensure product safety and integrity. Food hygiene practices are taken very seriously and are monitored regularly to ensure compliance with standards. All aspects of product safety are governed through the Product Safety Committee. All suppliers are expected to conform to the Group's code of conduct for Socially Responsible Sourcing which launched in 1998 and

covers fair terms of trading, protection of children, worker health and safety, equal opportunities, freedom of association, freedom of employment, hours of work and wages.

Regulatory environment
The Group's operations are subject to a broad spectrum of regulatory requirements particularly in relation to planning, competition and environmental issues, employment, pensions and tax laws and regulations over the Group's products and services.

There is an established governance process in place to monitor regulatory developments and to ensure that all existing regulations are complied with. Regular reviews are completed across the estate to ensure compliance and that training needs are addressed as required.

Related party transactions

a) Key management personnel

The key management personnel of the Group comprise members of the J Sainsbury plc's Board of Directors and the Operating Board.

The key management personnel compensation is as follows:

	2009 £m	2008 £m
Short-term employee benefits	**11**	7
Post-employment employee benefits	**1**	1
Share-based payments	**10**	9
	22	17

Details of transactions, in the normal course of business, with the key management personnel are provided below. The transactions occurred with Sainsbury's Bank plc. For this purpose, key management personnel include Group key management personnel and members of their close family.

	Credit card balances Number of key management personnel	Credit card balances £m	Saving deposit accounts Number of key management personnel	Saving deposit accounts £m
At 23 March 2008	4	-	2	(1)
Amounts advanced/(received)[1]	6	-	5	(1)
Interest earned	2	-	7	-
Amounts withdrawn	6	-	3	1
At 21 March 2009	**5**	**-**	**7**	**(1)**
At 25 March 2007	4	-	2	-
Amounts received[1]	3	-	4	(1)
Interest earned/(paid)	1	-	1	-
Amounts (repaid)/withdrawn[2]	4	-	3	-
At 22 March 2008	4	-	2	(1)

1. Includes existing balances of new appointments.
2. Includes existing balances of resignations.

b) Joint ventures

Transactions with joint ventures

hazel.jarvis

For the 52 weeks to 21 March 2009, the Group entered into various transactions with joint ventures as set out below.

	2009 £m	2008 £m
Sales of inventories	**3**	6
Management services provided	**17**	20
Interest income received in respect of interest bearing loans	**3**	3
Sale of assets	**34**	74
Management services received	**(1)**	-
Rental expenses paid	**(67)**	(4)

Year-end balances arising from transactions with joint ventures

	2009 £m	2008 £m
Receivables		
Other receivables	**2**	7
Loans due from joint ventures		
Floating rate subordinated undated loan capital[1]	**25**	25
Floating rate subordinated dated loan capital[2]	**30**	30
Payables		
Loans due to joint ventures	**(48)**	(5)

1. The undated subordinated loan capital shall be repaid on such date as the Financial Services Authority shall agree in writing for such repayment and in any event not less than five years and one day from the dates of draw down. In the event of a winding up of Sainsbury's Bank plc, the loan is subordinated to ordinary unsecured liabilities. Interest is payable three months in arrears at LIBOR plus a margin of 1.0 per cent per annum for the duration of the loan.

2. No repayment of dated subordinated debt prior to its stated maturity may be made without the consent of the Financial Services Authority. In the event of a winding up of Sainsbury's Bank plc, the loan is subordinated to ordinary unsecured liabilities. Interest is payable three months in arrears at LIBOR plus a margin of 0.6 per cent per annum for the duration of the loan.